FORM 6-K
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-6 or 15d-16
of the Securities Exchange Act of 1934

For the month of: July 2005

001-31609

(Commission File Number)

Telkom SA Limited
(Translation of registrant’s name into English)

Telkom Towers North

152 Proes Street

Pretoria 0002

The Republic of South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |_|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On July 5, 2005, Telkom SA Limited (“Telkom”), announced the resignation of Ms Albertinah Ngwezi from the Telkom board of directors. Ms Ngwezi was one of the two Public Investment Corporation appointed directors. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On July 18, 2005, Telkom advised shareholders that its Form 20-F for the fiscal year ended March 31, 2005, was filed with the Securities Exchange Commission on July 15, 2005. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On July 22, 2005, Telkom filed its September 2005 tariff adjustments with the Independent Communications Authority of South Africa (ICASA). A copy of the announcement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On July 26, 2005, Vodacom Group (Proprietary) Limited (unlisted), in which Telkom has a 50% holding, announced its quarterly update for the three months ended June 30, 2005. A copy of the announcement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On July 27, 2005, Telkom issued an announcement to the JSE Securities Exchange, South Africa, providing notification of the Chief Executive Officer's and Company Secretary's dealings in Telkom securities, a copy of which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

All statements contained in the exhibits incorporated by reference herein, as well as oral statements that may be made by Telkom or by officers, directors or employees acting on behalf of Telkom, that are not statements of historical facts, constitute or are based on forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom’s actual results or outcomes to differ materially from its expectations are those risks identified in Item 3. “Key Information-Risk Factors” contained in Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) and Telkom’s other filings and submissions with the SEC, which are available on Telkom’s website at www.Telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Vodacom’s and Telkom’s ability to expand their operations and make investments in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks related to mobile handsets, base stations and associated equipment; our control by the Government of the Republic of South Africa; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearing before the Competition Commission related to VANs litigation, its proceedings with Telcordia Technologies Incorporated and others; our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services; our ability to implement and recover substantial capital and operational costs associated with carrier pre-selection, number portability and monitoring and interception; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labor laws and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.

You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom is required by law to update these statements, Telkom will not necessarily update any of these statements after the date of this report, either to conform them to actual results or to changes in its expectations.

Exhibit	Description

99.1

Announcement, dated July 5, 2005, issued by Telkom SA Limited (“Telkom”), announcing the resignation of Ms Albertinah Ngwezi from the Telkom board of directors. Ms Ngwezi was one of the two Public Investment Corporation appointed directors.

99.2	Announcement, dated July 18, 2005, advising shareholders that Telkom has filed its Form 20-F for the fiscal year ended March 31, 2005 with the Securities Exchange Commission on July 15, 2005.

99.3	Announcement, dated July 22, 2005, issued by Telkom, announcing that it has filed its September 2005 tariff adjustments with the Independent Communications Authority of South Africa (ICASA).

99.4	Announcement, dated July 26, 2005, issued by Vodacom Group (Proprietary) Limited, announcing its quarterly update for the three months ended June 30, 2005.

99.5

Announcement, dated July 27, 2005, issued by Telkom to the JSE Securities Exchange, South Africa, providing notification of the Chief Executive Officer's and Company Secretary's dealings in Telkom securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By:	/s/ Kaushik Patel
Name: Kaushik Patel
Title: Chief Financial Officer

Date:	August 3, 2005